UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

SANTARUS, INC.

(Name of Subject Company (Issuer))

WILLOW ACQUISITION SUB CORPORATION

(Offeror) a wholly owned subsidiary of

SALIX PHARMACEUTICALS, INC.

(Offeror) a wholly owned subsidiary of

SALIX PHARMACEUTICALS, LTD.

(Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, $0.0001 PAR VALUE

(Title of Class of Securities)

802817304

(CUSIP Number of Class of Securities)

Rick D. Scruggs, Executive Vice President, Business Development

William Bertrand, Jr., Senior Vice President, General Counsel

Salix Pharmaceuticals, Ltd.

8510 Colonnade Center Drive

Raleigh, NC 27615

(919) 862-1000

(Name, address, and telephone numbers of persons authorized to receive notices and communications on behalf of filing persons)

With Copies to:

David B.H. Martin, Esq.

Keir D. Gumbs, Esq.

Covington & Burling LLP

1201 Pennsylvania Avenue, N.W.

Washington, DC 20004

(202) 662-6000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$2,861,198,304	$368,522

*	Estimated solely for purposes of calculating the filing fee. The transaction value was determined by multiplying (i) $32.00, the tender offer price, by (ii) the sum of (A) 67,326,021, the number of issued and outstanding shares of Santarus common stock, (B) 18,610,929, the number of shares of Santarus common stock subject to issuance pursuant to options to purchase shares of Santarus common stock and (C) 3,475,497, the number of shares of Santarus common stock reserved for issuance under Santarus’ Amended and Restated Employee Stock Purchase Plan, as amended and restated effective June 11, 2013. The foregoing share figures have been provided by the issuer to the offerors and are as of November 25, 2013, the most recent practicable date.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2014, issued August 30, 2013, by multiplying the transaction value by 0.0001288.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $368,522	Filing Party: Salix Pharmaceuticals, Ltd.
Form or Registration No.: Schedule TO	Date Filed: December 3, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☒	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

CUSIP No. 802817304

1	NAMES OF REPORTING PERSONS Salix Pharmaceuticals, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 100
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 100
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 802817304

1	NAMES OF REPORTING PERSONS Salix Pharmaceuticals, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 100
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 100
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 802817304

1	NAMES OF REPORTING PERSONS Willow Acquisition Sub Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) CO

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (together with any amendments and supplements thereto, the “Schedule TO”) filed by Salix Pharmaceuticals, Ltd., a Delaware corporation (“Salix”), Salix Pharmaceuticals, Inc., a California corporation and a wholly owned subsidiary of Salix (“Intermediary”), and Willow Acquisition Sub Corporation, a Delaware corporation and an indirect wholly owned subsidiary of Salix (“Purchaser”), with the United States Securities and Exchange Commission on December 3, 2013. The Schedule TO relates to the offer by Purchaser to purchase all of the issued and outstanding shares of common stock, par value $0.0001 per share, including the associated rights to purchase shares of Series A Junior Participating Preferred Stock, par value $0.0001 per share (collectively, the “Shares”), of Santarus, Inc., a Delaware corporation (“Santarus”), at a purchase price of $32.00 per Share, net to the seller in cash, without interest thereon and subject to any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 3, 2013 (the “Offer to Purchase”), and in the related letter of transmittal (the “Letter of Transmittal”), copies of which are attached as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO (which Offer to Purchase and Letter of Transmittal, each as may be amended or supplemented from time to time, collectively constitute the “Offer”). Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

All of the information set forth in the Offer to Purchase is hereby amended and supplemented as set forth below.

Items 1-9 and Item 11.

Items 1-9 and Item 11 of the Schedule TO, and the Offer to Purchase, to the extent incorporated by reference therein, are hereby amended and supplemented as set forth below.

“At 12:00 Midnight, New York City time, at the end of the day on December 31, 2013, the Offer expired as scheduled and was not extended. Purchaser was advised by the Depositary that, as of the Expiration Date, 52,560,246 Shares were validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 76.4% of the currently outstanding Shares. In addition, Notices of Guaranteed Delivery have been delivered with respect to 1,998,716 additional Shares, representing approximately 2.9% of the currently outstanding Shares. The number of Shares tendered pursuant to the Offer satisfies the Minimum Condition. Accordingly, all conditions to the Offer having been satisfied, Purchaser accepted for payment, and expects to promptly pay for, all Shares validly tendered and not validly withdrawn pursuant to the Offer.

Following the consummation of the Offer and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, Salix and Purchaser intend to complete the acquisition of Santarus through the Merger as promptly as practicable without a meeting of the stockholders of Santarus in accordance with Section 251(h) of the DGCL. At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time and not tendered pursuant to the Offer (other than (i) Shares held in the treasury of Santarus, (ii) Shares owned by Salix, Purchaser or any wholly owned subsidiary of Salix or Santarus and (iii) Shares that are held by any stockholders who are entitled to and who properly demand appraisal in connection with the Merger) will be canceled and converted automatically into the right to receive an amount in cash equal to the Offer Price, without interest thereon and subject to any required withholding taxes. In addition, at the Effective Time, each share of Purchaser capital stock will be converted into and became one fully paid and non-assessable share of common stock of the Surviving Corporation. Consequently, following the consummation of the Merger, Intermediary will become the direct owner of 100 shares of common stock of the Surviving Corporation, representing 100% of the issued and outstanding shares of common stock of the Surviving Corporation. Following the Merger, all Shares will be delisted and will cease to trade on NASDAQ.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended by replacing the previously filed Exhibit (a)(5)(O) with the following:

Exhibit No.	Description

(a)(5)(O)	Amended Complaint of Jason Gerber against Santarus, Inc., David F. Hale, Gerald T. Proehl, Daniel D. Burgess, Michael G. Carter, Alessandro E. Della Chà, Michael E. Herman, Ted W. Love, Kent Snyder, Salix Pharmaceuticals, Ltd., Salix Pharmaceuticals, Inc. and Willow Acquisition Sub Corporation, filed in the Superior Court of the State of California in the County of San Diego, dated December 19, 2013.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 2, 2014

SALIX PHARMACEUTICALS, LTD.

By:	/s/ ADAM C. DERBYSHIRE
Name: Adam C. Derbyshire
Title: Executive Vice President, Finance and Administration and Chief Financial Officer

SALIX PHARMACEUTICALS, INC.

By:	/s/ ADAM C. DERBYSHIRE
Name: Adam C. Derbyshire
Title: Executive Vice President, Finance and Administration and Chief Financial Officer

WILLOW ACQUISITION SUB CORPORATION

By:	/s/ TIMOTHY J. CREECH
Name: Timothy J. Creech
Title: President

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated December 3, 2013.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Summary Advertisement as published in The New York Times on December 3, 2013.*

(a)(5)(A)	Joint Press Release issued by Salix Pharmaceuticals, Ltd. and Santarus, Inc. on November 7, 2013 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Salix Pharmaceuticals, Ltd. on November 7, 2013).*

(a)(5)(B)	Press Release issued by Salix Pharmaceuticals, Ltd. on December 3, 2013.*

(a)(5)(C)	Complaint of Luzberto Rodriguez against Santarus, Inc., David F. Hale, Michael C. Carter, Ted W. Love, Gerald T. Proehl, Alessandro E. Della Chà, Kent Snyder, Daniel D. Burgess, Michael E. Herman, Salix Pharmaceuticals, Ltd., Salix Pharmaceuticals, Inc. and Willow Acquisition Sub Corporation, filed in the Court of Chancery of the State of Delaware, dated November 12, 2013.*

(a)(5)(D)	Complaint of Donald Clark against Santarus, Inc., David F. Hale, Michael G. Carter, Ted W. Love, Gerald T. Proehl, Alessandro E. Della Chà, Kent Snyder, Daniel D. Burgess, Michael E. Herman, Salix Pharmaceuticals, Ltd., Salix Pharmaceuticals, Inc. and Willow Acquisition Sub Corporation, filed in the Court of Chancery of the State of Delaware, dated November 12, 2013.*

(a)(5)(E)	Complaint of Jason Gerber against Santarus, Inc., David F. Hale, Gerald T. Proehl, Daniel D. Burgess, Michael G. Carter, Alessandro E. Della Chà, Michael E. Herman, Ted W. Love, Kent Snyder, Salix Pharmaceuticals, Ltd., Salix Pharmaceuticals, Inc. and Willow Acquisition Sub Corporation, filed in the Superior Court of the State of California in the County of San Diego, dated November 14, 2013.*

(a)(5)(F)	Complaint of Randolph J.F. Potter, as Trustee for Randolph J.F. Potter, P.A. Employees Pension Plan against Santarus, Inc., David F. Hale, Gerald T. Proehl, Daniel D. Burgess, Michael G. Carter, Alessandro E. Della Chà, Michael E. Herman, Ted W. Love, Kent Snyder, Salix Pharmaceuticals, Ltd., Salix Pharmaceuticals, Inc. and Willow Acquisition Sub Corporation, filed in the Court of Chancery of the State of Delaware, dated November 14, 2013.*

(a)(5)(G)	Complaint of Peter Grignon against Santarus, Inc., Salix Pharmaceuticals, Ltd., Salix Pharmaceuticals, Inc., Willow Acquisition Sub Corporation, David F. Hale, Gerald T. Proehl, Daniel D. Burgess, Michael G. Carter, Alessandro E. Della Chà, Michael E. Herman, Ted W. Love and Kent Snyder, filed in the Court of Chancery of the State of Delaware, dated November 15, 2013.*

(a)(5)(H)	Complaint of Imad Ahmad Khalil against Santarus, Inc., Daniel D. Burgess, Michael G. Carter, Alessandro E. Della Chà, David F. Hale, Michael E. Herman, Gerald T. Proehl, Ted W. Love, Kent Snyder, Salix Pharmaceuticals, Ltd., Salix Pharmaceuticals, Inc. and Willow Acquisition Sub Corporation, filed in the Court of Chancery of the State of Delaware, dated November 15, 2013.*

(a)(5)(I)	Complaint of Jody King against Santarus, Inc., Gerald T. Proehl, David F. Hale, Michael E. Herman, Daniel D. Burgess, Kent Snyder, Michael G. Carter, Ted W. Love, Alessandro E. Della Chà, Salix Pharmaceuticals, Ltd., Salix Pharmaceuticals, Inc. and Willow Acquisition Sub Corporation, filed in the Court of Chancery of the State of Delaware, dated November 15, 2013.*

(a)(5)(J)	Complaint of John Korhonen against Santarus, Inc., David F. Hale, Gerald T. Proehl, Daniel D. Burgess, Michael G. Carter, Alessandro E. Della Chà, Michael E. Herman, Ted W. Love, Kent Snyder, Salix Pharmaceuticals, Ltd., Salix Pharmaceuticals, Inc. and Willow Acquisition Sub Corporation, filed in the Court of Chancery of the State of Delaware, dated November 15, 2013.*

(a)(5)(K)	Complaint of Salvatore Bongiovanni against Santarus, Inc., David F. Hale, Michael G. Carter, Ted W. Love, Gerald T. Proehl, Alessandro E. Della Chà, Kent Snyder, Daniel D. Burgess, Michael E. Herman, Salix Pharmaceuticals, Ltd., Salix Pharmaceuticals, Inc. and Willow Acquisition Sub Corporation, filed in the Court of Chancery of the State of Delaware, dated November 22, 2013.*

(a)(5)(L)	Complaint of Frederic Princen against Santarus, Inc., David F. Hale, Gerald T. Proehl, Daniel D. Burgess, Michael G. Carter, Alessandro E. Della Chà, Michael E. Herman, Ted W. Love, Kent Snyder, Salix Pharmaceuticals, Ltd., Salix Pharmaceuticals, Inc. and Willow Acquisition Sub Corporation, filed in the Court of Chancery of the State of Delaware, dated November 25, 2013.*

(a)(5)(M)	Press Release issued by Salix Pharmaceuticals, Ltd. on December 10, 2013.*

(a)(5)(N)	Amended Complaint of Imad Ahmad Khalil against Santarus, Inc., Daniel D. Burgess, Michael G. Carter, Alessandro E. Della Chà, David F. Hale, Michael E. Herman, Gerald T. Proehl, Ted W. Love, Kent Snyder, Salix Pharmaceuticals, Ltd., Salix Pharmaceuticals, Inc. and Willow Acquisition Sub Corporation, filed in the Court of Chancery of the State of Delaware, dated December 9, 2013.*

(a)(5)(O)	Amended Complaint of Jason Gerber against Santarus, Inc., David F. Hale, Gerald T. Proehl, Daniel D. Burgess, Michael G. Carter, Alessandro E. Della Chà, Michael E. Herman, Ted W. Love, Kent Snyder, Salix Pharmaceuticals, Ltd., Salix Pharmaceuticals, Inc. and Willow Acquisition Sub Corporation, filed in the Superior Court of the State of California in the County of San Diego, dated December 19, 2013.

(a)(5)(P)	Complaint of Harold Clemons against Santarus, Inc., Salix Pharmaceuticals, Ltd., Salix Pharmaceuticals, Inc., Willow Acquisition Sub Corporation, David F. Hale, Gerald T. Proehl, Daniel D. Burgess, Michael G. Carter, Alessandro E. Della Chà, Michael E. Herman, Ted W. Love and Kent Snyder, filed in the United States District Court for the Southern District of California, dated December 13, 2013.*

(b)(1)	Commitment Letter, dated as of November 7, 2013, between Jefferies Finance LLC and Salix Pharmaceuticals, Ltd. (incorporated by reference to Exhibit 2 to the Schedule 13D filed by Salix Pharmaceuticals, Ltd., Salix Pharmaceuticals, Inc. and Willow Acquisition Sub Corporation on November 18, 2013).*

(b)(2)	Amendment to Commitment Letter, dated as of November 22, 2013, between Jefferies Finance LLC and Salix Pharmaceuticals, Ltd.*

(d)(1)	Agreement and Plan of Merger, dated as of November 7, 2013, among Salix Pharmaceuticals, Ltd., Salix Pharmaceuticals, Inc., Willow Acquisition Sub Corporation and Santarus, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Salix Pharmaceuticals, Ltd. on November 7, 2013).*

(d)(2)	Tender and Support Agreement, dated as of November 7, 2013, among Salix Pharmaceuticals, Ltd., Willow Acquisition Sub Corporation and the stockholders listed therein (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by Salix Pharmaceuticals, Ltd. on November 7, 2013).*

(d)(3)	Confidentiality Agreement, effective as of August 6, 2013, between Salix Pharmaceuticals, Inc. and Santarus, Inc.*

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.